January 29, 2021

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

RE: The Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Tactical Investment Series Trust

Ladies and Gentlemen:

On behalf of Tactical Investment Series Trust (the “Trust”), a newly registered investment company pursuant to Section 8(a) of the 1940 Act, we enclose the initial registration statement on Form N-1A registering Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, TFA Quantitative Fund, and TFA Multidimensional Tactical Fund (each, a “Successor Fund” and together, the “Successor Funds”), and the TFA Multi-Strategy Growth Fund, each a new series of the Trust. The Successor Funds are being registered in order to receive the assets of the Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, TFA Quantitative Fund, and TFA Multidimensional Tactical Fund, existing series of the Collaborative Investment Series Trust (each, a “Predecessor Fund” and together, the “Predecessor Funds”). The Trust expects to file a Form N-14 in late February that discusses the reorganization.

If you have any questions concerning the foregoing, please contact the undersigned at (513) 629-9482 or bjhowell@strausstroy.com.

Very truly yours,

/s/ Bo J. Howell

Strauss Troy Co., LPA